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Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors of Lincoln Financial Distributors, Inc.

We have reviewed management's statements, included in the accompanying Lincoln Financial Distributors, Inc.'s Exemption Report, in which Lincoln Financial Distributors, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the "exemption provision") from the period January 1, 2025 to January 28, 2025.

(2) The Company met the identified exemption provision of §240.15c3-3 (k) for the period from January 1, 2025 to January 28, 2025, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to underwriting and distributing variable life insurance and variable annuity products of affiliated insurers, mutual funds underlying the products the Company distributes and closed-end funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period from January 29, 2025 to December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 30, 2026



Lincoln Financial Distributors, Inc.
150 N. Radnor-Chester Road
Radnor, PA 19087-5221

LincolnFinancial.com

Lincoln Financial Distributors, Inc.'s Exemption Report

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1) from January 1, 2025 through January 28, 2025;

(2) the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the period from January 1, 2025 through January 28, 2025, without exception;

(3) effective as of January 29, 2025, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(4) for the period from January 29, 2025 through December 31, 2025, the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to underwriting and distributing variable life insurance and variable annuity products of affiliated insurers, mutual funds underlying the products the Company distributes and closed-end funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the period from January 29, 2025 through December 31, 2025, without exception.

I, Megan Vogt Omoruyi, affirm that, to best of my knowledge and belief, this Exemption Report is true and correct.

Signed by:
Megan Vogt Omoruyi
D273A5DE2B63427...

Name: Megan Vogt Omoruyi
Title: AVP, Financial and Operational Principal
Lincoln Financial Distributors, Inc.

Dated: March 30, 2026